As filed with the Securities and Exchange Commission on March 16, 2018

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

COMPUTER TASK GROUP, INCORPORATED

(Name of Subject Company (Issuer))

Computer Task Group, Incorporated

(Names of filing Persons (Offeror and Issuer))

Common Stock, Par Value $.01 per share

(Title of Class of Securities)

205477102

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

Peter P. Radetich, Esq.

Computer Task Group, Incorporated

800 Delaware Avenue

Buffalo, New York 14209

(716) 882-8000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Amar Budarapu, Esq.

Baker McKenzie LLP

1900 North Pearl Street

Suite 1500

Dallas, Texas 75201

Tel: (214) 978-3060

CALCULATION OF FILING FEE

TRANSACTION VALUATION	AMOUNT OF FILING FEE
$12,324,469.50*	$1,534.40**
*	Estimated for purposes of calculating the Filing Fee only. This amount is based on the offer to purchase up to 1,530,990 shares of Common Stock, par value $.01 per share, at the minimum tender offer price of $8.05 per share.
**	The Filing Fee is calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and equals $124.50 for each $1,000,000 of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not Applicable	Filing Party:	Not Applicable
Form or Registration No.:	Not Applicable	Date Filed:	Not Applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.
☑	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

SCHEDULE TO

This Tender Offer Statement on Schedule TO (the “Schedule TO”) relates to the tender offer by Computer Task Group, Incorporated, a New York corporation (“CTG” or the “Company”), to purchase for cash up to 1,530,990 shares of its common stock, $.01 par value per share (the “shares”), at a price per share of not less than $8.05 and not more than $9.00 in cash, without interest and subject to any applicable withholding taxes. The Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 16, 2018 (as amended or supplemented from time to time, the “Offer to Purchase”), a copy of which is filed herewith as Exhibit (a)(1)(A) and in the accompanying Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”), a copy of which is filed herewith as Exhibit (a)(1)(B), which together constitute the “tender offer.” Additional documents relating to the tender offer are filed as Exhibits (a)(1)(C), (a)(1)(D), (a)(1)(E) and (a)(1)(F). The information contained in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference in response to all of the items of this Schedule TO as more particularly described below.

Item 1.	Summary Term Sheet.

Reference is made to the information set forth under “Summary Term Sheet” in the Offer to Purchase, which is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) The name of the issuer is Computer Task Group, Incorporated. The address and telephone number of the Company is set forth under Item 3.

(b) Reference is made to the information set forth under “Introduction” in the Offer to Purchase, which is incorporated herein by reference.

(c) Reference is made to the information set forth in the Offer to Purchase under Section 8 (“Price Range of Shares; Dividends”), which is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

The Company is the filing person. The address of its principal executive office is 800 Delaware Avenue, Buffalo, New York 14209 and its telephone number is (716) 882-8000. Its internet address is www.ctg.com. Unless expressly stated otherwise, the information contained on our website or connected to our website is not incorporated by reference into this Schedule TO and should not be considered part of this Schedule TO. Reference is made to the information set forth in the Offer to Purchase under Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”), which is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a) Reference is made to the information set forth in the Offer to Purchase under the following headings, with such information being incorporated herein by reference:

Summary Term Sheet;

Introduction;

Section 1 (“Number of Shares; Proration”);

Section 2 (“Purpose of the Tender Offer; Certain Effects of the Tender Offer”);

Section 3 (“Procedures for Tendering Shares”);

Section 4 (“Withdrawal Rights”);

Section 5 (“Purchase of Shares and Payment of Purchase Price”);

Section 6 (“Conditional Tender of Shares”);

Section 7 (“Conditions of the Tender Offer”);

Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”);

Section 13 (“Certain U.S. Federal Income Tax Considerations”); and

Section 14 (“Extension of the Tender Offer; Termination; Amendment”).

(b) Reference is made to the information set forth under “Introduction” and under Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) in the Offer to Purchase, which is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

Reference is made to the information set forth under Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) in the Offer to Purchase, which is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a), (b) and (c) Reference is made to the information set forth under “Summary Term Sheet,” under Section 2 (“Purpose of the Tender Offer; Certain Effects of the Tender Offer”) and under Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) in the Offer to Purchase, which is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a), (b) and (d) Reference is made to the information set forth under Section 9 (“Source and Amount of Funds”) in the Offer to Purchase, which is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company.

(a) and (b) Reference is made to the information set forth under Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) in the Offer to Purchase, which is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

Reference is made to the information set forth under “Summary Term Sheet” and under Section 15 (“Fees and Expenses”) in the Offer to Purchase, which is incorporated herein by reference.

Item 10.	Financial Statements.

Not applicable.

Item 11.	Additional Information.

(a) Reference is made to the information set forth under Section 2 (“Purpose of the Tender Offer; Certain Effects of the Tender Offer”); under Section 10 (“Certain Information Concerning Us”), under Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) and under Section 12 (“Legal Matters; Regulatory Approvals”) in the Offer to Purchase, which is incorporated herein by reference. To the knowledge of the Company, no material legal proceedings relating to the tender offer are pending.

(c) Reference is made to the information set forth in the Offer to Purchase and the accompanying Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, as each may be amended or supplemented from time to time, which is incorporated herein by reference.

The Company will amend this Schedule TO to include documents that the Company may file with the SEC after the date of the Offer to Purchase pursuant to Sections 13(a), 13(c), or 14 of the Exchange Act and prior to the expiration of the Tender Offer to the extent required by Rule 13e-4(d)(2) of the Exchange Act.

Item 12.	Exhibits.

EXHIBIT NUMBER	DESCRIPTION

(a)(1)(A)*	Offer to Purchase, dated March 16, 2018.

(a)(1)(B)*	Form of Letter of Transmittal.

(a)(1)(C)*	Form of Notice of Guaranteed Delivery.

(a)(1)(D)*	Letter to brokers, dealers, commercial banks, trust companies and other nominees.

(a)(1)(E)*	Letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees.

(a)(1)(F)*	Notice to participants in the Computer Task Group, Incorporated First Employee Stock Purchase Plan.

(a)(2)	None.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Press Release announcing intent to commence tender offer, dated February 15, 2018 (incorporated by reference to Exhibit 99.1 to the Company’s Schedule TO-C filed on February 15, 2018 (file No. 005-32163)).

(a)(5)(B)*	Press Release announcing the commencement of the tender offer, dated March 16, 2018.

(b)	Credit Agreement, dated as of December 21, 2017, among Computer Task Group, Incorporated as Borrower, with KeyBank National Association as Administrative Agent, Swing Line Lender and Issuing Lender and KeyBanc Capital Markets Inc. as Lead Arranger and Sole Book Runner (incorporated by reference to an Exhibit to the Company’s Form 8-K filed on December 26, 2017 (file No. 001-09410)).

(d)(1)(A)	Computer Task Group, Incorporated Non-Qualified Key Employee Deferred Compensation Plan 2007 Restatement (incorporated by reference to an Exhibit to the Company’s Annual Report on Form 10-K for the year ended December 31, 2006 (file No. 001-09410 filed on March 7, 2007)).

(d)(1)(B)	2016 Key Employee Compensation Arrangements (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 2017 (file No. 001-09410)).

(d)(1)(C)	Computer Task Group, Incorporated 1991 Restricted Stock Plan (incorporated by reference to an Exhibit to the Company’s Annual Report on Form 10-K for the year ended December 31, 2007 (file No. 001-09410 filed on March 10, 2008)).

(d)(1)(D)	Computer Task Group, Incorporated 2000 Equity Award Plan (incorporated by reference to an Exhibit to the Company’s Form 8-K filed on November 18, 2008 (file No. 001-09410)).

(d)(1)(E)	Computer Task Group, Incorporated Executive Supplemental Benefit Plan 1997 Restatement (incorporated by reference to an Exhibit to the Company’s Annual Report on Form 10-K for the year ended December 31, 2007 (file No. 001-09410 filed on March 10, 2008)).

(d)(1)(F)	First Amendment to the Computer Task Group, Incorporated Executive Supplemental Benefit Plan 1997 Restatement (incorporated by reference to an Exhibit to the Company’s Annual Report on Form 10-K for the year ended December 31, 2007 (file No. 001-09410 filed on March 10, 2008)).

(d)(1)(G)	Compensation Arrangements for the Named Executive Officers (incorporated by reference to an Exhibit to the Company’s Annual Report on Form 10-K for the year ended December 31, 2017 (file No. 001-09410)).

(d)(1)(H)	Employment Agreement, dated February 13, 2017, between the Company and Arthur W. Crumlish (incorporated by reference to an Exhibit to the Company’s Form 8-K filed on February 13, 2017 (file No. 001-09410))

(d)(1)(I)	Officer Change in Control Agreement (incorporated by reference to an Exhibit to the Company’s Annual Report on Form 10-K for the year ended December 31, 2008 (file No. 001-09410 filed on February 26, 2009)).

(d)(1)(J)	Computer Task Group, Incorporated First Employee Stock Purchase Plan (Ninth Amendment and Restatement) (incorporated by reference to Exhibit A to the Company’s Proxy Statement on Schedule 14A dated April 4, 2012, for its Annual Meeting of Shareholders held on May 9, 2012 (file No. 001-09410 filed on April 4, 2012)).

(d)(1)(K)	Computer Task Group, Incorporated 1991 Employee Stock Option Plan (incorporated by reference to an Exhibit to the Company’s Annual Report on Form 10-K for the year ended December 31, 1996 (file No. 001-09410 filed on March 28,1997)).

(d)(1)(L)	Restated Computer Task Group, Incorporated 2010 Equity Award Plan (incorporated by reference to Quarterly Report on Form 10-Q for the quarterly period ended September 29, 2017, and incorporated herein by reference (file No. 001-09410 filed on October 26, 2017)).

(d)(1)(M)	Computer Task Group, Incorporated Non-Employee Director Deferred Compensation Plan (incorporated by reference to Appendix A to the Company’s Proxy Statement on Schedule 14A, dated April 2, 2010, for its Annual Meeting of Shareholders held on May 12, 2010 (file No. 001-09410 filed on March 31, 2010)).

(d)(1)(N)	Computer Task Group, Incorporated Indemnification Agreement (Directors) (incorporated by reference to an Exhibit to the Company’s Annual Report on Form 10-K for the year ended December 31, 2016 (file No. 001-09410 filed on February 24, 2017)).

(d)(1)(O)	Computer Task Group, Incorporated Indemnification Agreement (Executive Officers) (incorporated by reference to an Exhibit to the Company’s Annual Report on Form 10-K for the year ended December 31, 2016 (file No. 001-09410 filed on February 24, 2017)).

(d)(1)(P)	Change in Control Agreement, 2017 (incorporated by reference to an Exhibit to the Company’s Annual Report on Form 10-K for the year ended December 31, 2016 (file No. 001-09410 filed on February 24, 2017)).

(g)	None.

(h)	None.

*	Filed herewith

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 16, 2018

COMPUTER TASK GROUP, INCORPORATED

By:	/s/ John M. Laubacker
Name:	John M. Laubacker
Title:	Chief Financial Officer